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                                           DE ANZA PROPERTIES - X

                                           9171 Wilshire Boulevard
                                           Beverly Hills, California 90210
(LOGO)                                     National:   (800) 321-9638 (ext. 153)
PROPERTIES - X                             California: (800) 421-2991 (ext. 153)

December 18, 1995

Dear Limited Partner:

     This letter is in response to the letter dated December 13, 1995 you may have received from Moraga Capital, LLC (the "Bidder") with respect to its offer to purchase limited partnership units ("Units") of De Anza Properties - X (the "Partnership"). Please be advised that the Bidder's letter incorrectly describes certain information disclosed to you by the Partnership and the Operating General Partner.

     The Operating General Partner urges all limited partners to read fully all of the materials mailed to the limited partners on December 12, 1995, including not only the cover letter but also the Schedule 14D-9 in its entirety. This letter also encloses Amendment No. 1 to Schedule 14D-9.

     In accordance with its duties to the Partnership, the Operating General Partner does not have a predetermined time period for holding the Partnership's property and does not base a determination to sell the property on the existence or nonexistence of management contracts with related entities. In the view of the Operating General Partner, the real estate market in Southern California is still poor and now is not the time to sell the Partnership's property. Although no prediction can be made, the Operating General Partner's best estimate of the time frame for improvement in the real estate market, and therefore a more appropriate time to sell the property, is sometime in the next 1-3 years. The Operating General Partner will continue to assess the market and recommend a sale of the property when, based on consideration of all factors, in the view of the Operating General Partner, it is in the best interest of the Partnership to sell the property.

     Operating distributions for the quarter ending December 31, 1995 presently are estimated to be approximately $9 per Unit (which on an annualized basis would total approximately $36 per Unit). Operating distributions are not being reduced, and in fact are increasing in absolute amount over September 1995's operating distributions and as a percentage of adjusted capital accounts which were reduced as a result of the distribution of net sales proceeds from the sale of De Anza Aptos Pines. The Operating General Partner anticipates that operating distributions for 1996 would continue at the same level.

     The Operating General Partner will continue to operate the Partnership, make distributions to partners, and pay management fees and reimbursements (which are made at cost, on an allocated basis) in accordance with the terms of the Partnership's partnership agreement.

     Again, a decision as to whether to tender a Unit to the Bidder is an individual one to be made by each limited partner based on each limited partner's unique circumstances and the Operating General Partner urges each limited partner to read all the information distributed before making such a decision. The Operating General Partner reminds you that the price being offered by the Bidder is in any case lower than the Bidder's own estimate of the liquidating value of a Unit, even using a 9% capitalization rate.

     If you have any questions, please telephone investor services at the numbers listed above.

                                          Sincerely,

                                          DE ANZA PROPERTIES - X

                                          By: De Anza Corporation
                                              Operating General Partner


                                              By:      HERBERT M. GELFAND
                                                  -----------------------------
                                                       Herbert M. Gelfand
                                                     Chairman of the Board